UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers 333-137587-01 and 333-137587

CHASE EDUCATION LOAN TRUST 2007-A

(Issuing Entity)

COLLEGIATE FUNDING OF DELAWARE, L.L.C.

(Depositor)

(Exact name of registrant as specified in its charter)

10304 Spotsylvania Avenue, Suite 100 Fredericksburg, Virginia 22408 Telephone: (212) 270-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A-1 Floating Rate Notes

Class A-2 Floating Rate Notes

Class A-3 Floating Rate Notes

Class A-4 Floating Rate Notes

Class B Floating Rate Notes

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 16

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 25, 2008	By:	/s/ Kenneth E. Bilyeu, Jr.
		Name:	Kenneth E. Bilyeu, Jr.
		Title:	Treasurer of Collegiate Funding of Delaware, L.L.C.